Exhibit 99.1

Nord Anglia Education to Strengthen Global Network with Acquisition of Six Schools from Meritas

HONG KONG, April 27, 2015/PRNewswire/—Nord Anglia Education, Inc. (NYSE:NORD), the world’s leading operator of premium schools, is pleased to announce that it has entered into a definitive agreement to acquire a portfolio of six schools from Meritas, LLC for $575 million in cash, subject to certain adjustments. Chief Executive Officer Andrew Fitzmaurice and Chief Financial Officer Graeme Halder will host a conference call at 8:00 a.m. (Eastern Time) to discuss the transaction.

Nord Anglia Education will acquire four schools in North America, one school in Switzerland and one school in China:

School	Location	Founded	Day / Boarding
The Village School	Houston, Texas, USA	1966	Day and Boarding
North Broward Preparatory School	Coconut Creek, Florida, USA	1957	Day and Boarding
Windermere Preparatory School	Windermere, Florida, USA	2000	Day and Boarding
Instituto San Roberto	Monterrey, Mexico	1982	Day
Collège du Léman	Geneva, Switzerland	1960	Day and Boarding
Léman International School	Chengdu, PRC	2009	Day

As of March 31, 2015, the six Meritas schools had approximately 8,625 full-time equivalent students (“FTEs”) with total capacity of 11,380 seats. In the fiscal year ended June 30, 2014, the schools generated average revenue per FTE of approximately $25,600.  With the acquisition of these six schools, Nord Anglia Education will provide quality education to more than 32,300 students across a global network of 41 schools in 15 countries.

As part of the transaction, Nord Anglia Education will also acquire a non-controlling interest in Léman Manhattan Preparatory School (founded in 2005) in New York City with the possibility of acquiring 100% of the school in the future subject to certain conditions being met.  In connection with this investment, Nord Anglia Education and Meritas have agreed that Leman Manhattan will become a Nord Anglia Education affiliate school.

The acquisition of the six Meritas schools is a strong fit with Nord Anglia Education’s global growth strategy and further enhances Nord Anglia Education’s position as the world’s leading premium schools organization. It will improve the balance among Nord Anglia Education’s geographic regions by increasing our presence in the U.S. and Switzerland, and will strengthen our boarding offer in these important markets.  All of the six Meritas schools offer the International Baccalaureate as well as American curricula in the North American schools. Expanding our educational offering to include American curricula strengthens Nord Anglia Education’s position in the global premium schools market.

“We are delighted to announce this acquisition which brings together two of the world’s leading global school networks and will offer enhanced opportunities for the students and staff of Meritas schools,” said Andrew Fitzmaurice, CEO, Nord Anglia Education. “The Meritas schools are well aligned with our philosophy and are all market leaders in the locations they serve. Both Nord Anglia Education and Meritas offer students a highly personalized learning experience with a strong focus on global opportunities to support their success in school and beyond.

We expect this acquisition to enhance the long term growth and success of Nord Anglia Education as we capitalize on our market leading position to create unique opportunities for our students and staff and we look forward to building on the schools’ impressive track record,” Fitzmaurice continued.

Nord Anglia Education has obtained committed financing from Goldman Sachs, Credit Suisse, Deutsche Bank and HSBC, which, together with cash on hand, is sufficient to fund the transaction. The company is also reviewing a range of alternative financing options. Nord Anglia Education remains committed to its previously communicated guidance around its long-term capital structure of under 4.0x net leverage, which we expect to achieve during fiscal 2016. The acquisition is expected to be accretive to Adjusted Earnings per Share in fiscal 2016. The purchase price represents a multiple of Adjusted EBITDA (post synergies) consistent with Nord Anglia Education’s past acquisitions of school groups.

The transaction is scheduled to close in mid-2015, subject to receipt of regulatory approvals and the satisfaction of other closing conditions. Nord Anglia Education notes that there is no assurance that the closing conditions will be satisfied.

Conference Call Details

Nord Anglia Education will host an investor conference call today at 8:00 a.m. ET. Interested parties are invited to listen to the conference call by dialing in using the following numbers:

United States/Canada Toll Free: 877 407 0784
International: +1 201 689 8560

An audio replay of the conference call will be available through May 4, 2015 via the investor relations section of nordangliaeducation.com or by dialing the following:

United States/Canada Toll Free: 877 870 5176
International: +1 858 384 5517
Replay Conference ID: 13608235

A live webcast of the conference call will be available via the investor relations section of www.nordanglia.com and will be archived on the website for a limited time immediately following the call. A copy of this press release is also available on the web site.

Forward-Looking Statements

This press release includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements.”  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this press release and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results may differ materially from those made in or suggested by the forward-looking statements contained in this press release.  Any forward-looking statement that we make in this press release speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

About Nord Anglia Education, Inc.

Nord Anglia Education is the world’s leading international operator of premium schools, serving students from kindergarten through the end of secondary school (K-12). We teach over 23,700 students at our 35 premium schools in China, Europe, the Middle East and Southeast Asia and North America. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordanglia.com.

For further information, please contact:

Investors:

Vanessa Cardonnel

Corporate Finance and Investor Relations Director - Nord Anglia Education

Tel: +852 3951 1130

Email: vanessa.cardonnel@nordanglia.com

Kevin Doherty

Managing Director, Investor Relations - Solebury Communications Group LLC

Tel: +1 203 428 3233

Email: kdoherty@soleburyir.com

Media:

Sarah Doyle

Head of Brand - Nord Anglia Education

Tel: +852 3951 1144

Email: sarah.doyle@nordanglia.com